January 27, 2015

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SignPath Pharma, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Last Filed December 24, 2014
File No. 333-198110

Dear Mr. Riedler:

As counsel to SignPath Pharma, Inc., we have filed Amendment No. 7 to the above registration statement to include a change in Selling Shareholders and Principal Shareholders.

If you have any questions, please do not hesitate to contact the undersigned at (646) 428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:           /s/  Elliot H. Lutzker
Elliot H. Lutzker, Partner
EHL/afb